UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 9)*

                          XO COMMUNICATIONS, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65333H707
-------------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER            FORSTMANN LITTLE & CO. SUBORDINATED
   & JACOBSON                               DEBT & EQUITY MANAGEMENT BUYOUT
   ONE NEW YORK PLAZA                       PARTNERSHIP-VII, L.P.
   NEW YORK, NY  10004                   FORSTMANN LITTLE & CO. EQUITY
   ATTN:  STEPHEN FRAIDIN, ESQ.            PARTNERSHIP-VI, L.P.
   (212) 859-8000                        FL FUND, L.P.
                                         THEODORE J. FORSTMANN
                                         C/O FORSTMANN LITTLE & CO.
                                            767 FIFTH AVENUE
                                            NEW YORK, NY  10153
                                            ATTN:  WINSTON W. HUTCHINS
                                            (212) 355-5656
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              OCTOBER 13, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
--------------------                                 --------------------------
CUSIP NO. 65333H707                                     Page 2 of 28
--------------------                                 --------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
              MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              OO

-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

     NUMBER OF
                                  50,183,824**
      SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                                  0
     OWNED BY
                     ------- --------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING
                                  50,183,824**
      PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
       WITH
                                  0
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,183,824**
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.9%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

              PN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series G Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

                                SCHEDULE 13D
--------------------                                 --------------------------
CUSIP NO. 65333H707                                     Page 3 of 28
--------------------                                 --------------------------

-------- ----------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.
-------- ----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4         SOURCE OF FUNDS*

                  OO
-------- ----------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

         NUMBER OF
                                      73,301,588**
          SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY
                     ------- --------------------------------------------------
           EACH        9     SOLE DISPOSITIVE POWER

         REPORTING
                                      73,301,588**
          PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
           WITH
                                      0
 -------- ---------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  73,301,588**
-------- ----------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

-------- ----------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.3%
-------- ----------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

                  PN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series D Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock (the "Series H Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series H Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series H Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                                SCHEDULE 13D
--------------------                                 --------------------------
CUSIP NO. 65333H707                                     Page 4 of 28
--------------------                                 --------------------------

-------- ----------------------------------------------------------------------

   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FL FUND, L.P.
-------- ----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4         SOURCE OF FUNDS*

                  OO
-------- ----------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

         NUMBER OF
                                      44,000**
          SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY
                     ------- --------------------------------------------------
           EACH        9     SOLE DISPOSITIVE POWER

         REPORTING
                                      44,000**
          PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
           WITH
                                      0
-------- ----------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  44,000**
-------- ----------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

-------- ----------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
-------- ----------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*
                  PN
-------- ----------------------------------------------------------------------

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                                SCHEDULE 13D
--------------------                                 --------------------------
CUSIP NO. 65333H707                                     Page 5 of 28
--------------------                                 --------------------------

-------- ----------------------------------------------------------------------

   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THEODORE J. FORSTMANN
-------- ----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

-------- ----------------------------------------------------------------------
   3         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4         SOURCE OF FUNDS*

                  PF
-------- ----------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)

-------- ----------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
-------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

         NUMBER OF
                                      800,000
          SHARES
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY
                     ------- --------------------------------------------------
           EACH        9     SOLE DISPOSITIVE POWER

         REPORTING
                                      800,000
          PERSON
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
           WITH
                                      0
-------- ----------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  800,000
-------- ----------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
-------- ----------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*
                  IN
-------- ----------------------------------------------------------------------

This Amendment No. 9, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, Amendment No. 3 filed on July 10, 2000, Amendment No. 4 filed on May 1, 2001, Amendment No. 5 filed on June 6, 2001, Amendment No. 6 filed on December 3, 2001, Amendment No. 7 filed on January 22, 2002 and Amendment No. 8 filed on June 7, 2002 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share, of XO Communications, Inc., a Delaware corporation ("XO"). Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, the "FL Potential Investors"), Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex"), and XO entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated January 15, 2002, a copy of which is attached to this Schedule 13D as
Exhibit 22. XO, the FL Potential Investors, FLC XXXI Partnership, L.P., a New York limited partnership doing business as Forstmann Little & Co. ("FLC XXXI"), and Telmex entered into a Mutual Release and Settlement Agreement, dated October 13, 2002 (the "Settlement Agreement"), a copy of which is attached hereto as Exhibit 28, relating to the Stock Purchase Agreement. FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI and Equity-VII. FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII and MBO-VIII. Mr. Forstmann is a general partner of FLC XXXII and FLC XXXIII and a general partner of the general partners of FLC XXXI. FLCXXXI is the general partner of FL Fund. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Item 3 is hereby amended to add the following:

         As more fully described in Item 6 below, Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership
("Equity-VII"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and together with Equity VII, the "FL Potential Investors") FLC XXXI Partnership, L.P., a New York limited partnership doing business as Forstmann Little & Co. ("FLC XXXI" and together with the FL Potential Investors "Forstmann Little"), Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex" and together with the FL Potential Investors, the "Potential Investors") and XO Communications, Inc., a Delaware corporation ("XO" or the "Company"), entered into a Mutual Release and Settlement Agreement (the "Settlement Agreement"), dated October 13, 2002, a copy of which is attached hereto as Exhibit 28. Pursuant to the Settlement
Agreement and upon the terms and subject to the conditions contained therein, XO and the Potential Investors agreed to terminate the previously announced Stock Purchase Agreement, dated January 15, 2002 (the "Stock Purchase Agreement"), among XO and the Potential Investors, pursuant to which (i) XO had agreed to sell to the FL Potential Investors shares of the Company's Class A Common Stock, par value $0.01 per share, and the Company's to-be-designated Class D Common Stock, par value $0.01 per share, which shares would have in the aggregate equaled approximately 40.00% of the total outstanding equity securities of the Company, subject to adjustment, immediately after giving effect to the restructuring and investment contemplated by the Stock Purchase Agreement, for a purchase price of $400,000,000, and (ii) XO agreed to sell to Telmex shares of the Company's to-be-designated Class C Common Stock, par value $0.01 per share, which would have in the aggregate equaled 40.00% of the total outstanding equity securities of the Company, subject to adjustment, immediately after giving effect to the restructuring and investment contemplated by the Stock Purchase Agreement, for a purchase price of $400,000,000. Pursuant to the Settlement Agreement and upon the terms and subject to the conditions contained therein, FLC XXXI, an affiliate of the FL Potential Investors, and Telmex each agreed to pay to the Company $12,500,000, or $25,000,000 in the aggregate (the "Settlement Amount"), in consideration for the covenants, releases and agreements contained in the Settlement Agreement

         FLC XXXI will obtain the funds required to pay Forstmann Little's portion of the Settlement Amount from its general partner, FLC XXXIII Partnership, L.P., a New York limited partnership.

ITEM 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended to add the following:

         As more fully described in Item 6 below, the Company, Forstmann Little and Telmex entered into the Settlement Agreement, pursuant to which the parties to the Stock Purchase Agreement agreed to terminate the Stock Purchase Agreement, FLC XXXI, an affiliate of the FL Potential Investors, and Telmex agreed to pay to the Company an aggregate amount of $25,000,000, and the parties agreed, among other things, that each party would be released from any claims relating to the Stock Purchase Agreement and its termination. The termination of the Stock Purchase Agreement and the Settlement Agreement are subject to the approval of the United States Bankruptcy Court of the Southern District of New York (the "Bankruptcy Court"), the bankruptcy court before which XO's chapter 11 case is pending, and the satisfaction of other conditions.

         Depending on various factors, including, without limitation, events that may transpire in XO's pending chapter 11 bankruptcy proceedings, each of the Reporting Persons may in the future take such actions with respect to its investment in XO as it deems appropriate, including, without limitation, taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

Item 5 is hereby amended as follows:

         The following information is as of October 13, 2002:

         (i) MBO-VII:

         (a) Amount Beneficially Owned:

         MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 34,375,000 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series C Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00.

         MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 15,808,824 shares of Class A Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series G Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

         FLC XXXIII, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXIII.

         The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 12.9% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder (the "Act"), and there being 337,813,235 shares of Class A Common Stock outstanding as of August 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended June 30, 2002.

         (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

               (i) sole power to vote or to direct the vote - 50,183,824.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                     - 50,183,824.

               (iv) shared power to dispose or to direct the disposition of
                    -- None.

         (ii) Equity-VI:

(a)      Amount Beneficially Owned:

         Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 15,592,647 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

         Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 7,708,941 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

         Equity-VI directly owns 50,000,000 shares of Class A Common Stock.

         FLC XXXII Partnership, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXII.

         The shares of (i) Series D Preferred and Series H Preferred as calculated above on an as-converted basis and (ii) Common Stock beneficially owned by Equity-VI represent approximately 20.3% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act, and there being 337,813,235 shares of Class A Common Stock outstanding as of August 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended June 30, 2002.

         Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

               (i) sole power to vote or to direct the vote - 73,301,588.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                     - 73,301,588.

               (iv) shared power to dispose or to direct the disposition of
                    -- None.

         (iii) FL Fund:

         (a) Amount Beneficially Owned:

         FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 32,353 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

         FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 11,647 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

         FLC XXXI, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement) are the general partners of each of FLC XXIX and FLC XXXIII.

         The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act, and there being 337,813,235 shares of Class A Common Stock outstanding as of August 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended June 30, 2002.

         (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

               (i) sole power to vote or to direct the vote - 44,000.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                     - 44,000.

               (iv) shared power to dispose or to direct the disposition of
                    -- None.

         (iv) Theodore J. Forstmann:

         (a) Amount Beneficially Owned:

         Mr. Forstmann directly owns 800,000 shares of Class A Common
Stock.

         The shares of Class A Common Stock beneficially owned by Mr. Forstmann represents 0.2% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act, and there being 337,813,235 shares of Class A Common Stock outstanding as of August 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended June 30, 2002.

         (b) Number of shares as to which Mr. Forstmann has:

               (i) sole power to vote or to direct the vote - 800,000.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                     - 800,000.

               (iv) shared power to dispose or to direct the disposition of
                    -- None.

           (v) Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

           (vi) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

Item 6 is hereby amended to add the following:

         Settlement Agreement
         --------------------

         On October 13, 2002, the Potential Investors, FLC XXXI and XO entered into the Settlement Agreement, a copy of which is attached hereto as Exhibit 28. The Settlement Agreement is subject to the approval of the Bankruptcy Court. Under the Settlement Agreement, the Company is required to file a motion with the Bankruptcy Court within two business days of the execution of the agreement seeking an order approving the terms of the agreement (the "Proposed Order"), a form of which is attached hereto as
Exhibit 29. Forstmann Little understands that such motion was filed with the Bankruptcy Court on October 14, 2002. Pursuant to the Settlement Agreement, the principal terms of the settlement will become effective upon the later of (i) the date upon which the order of the Bankruptcy Court becomes final and non-appealable (taking into account the resolution of all appeals, reviews and rehearings, if any) and (ii) the date upon which the Settlement Amount is paid (the later of such dates, the "Effective Date").

         Settlement Amount. Pursuant to the Settlement Agreement, FLC XXXI, an affiliate of the FL Potential Investors, and Telmex shall each pay to the Company $12,500,000.

         Termination of Stock Purchase Agreement. Pursuant to the Settlement Agreement, upon the Effective Date, the Stock Purchase Agreement shall terminate by mutual agreement of XO and the Potential Investors. Upon the Effective Date, the Stock Purchase Agreement will be deemed to have been terminated by the mutual agreement of the parties as of September 16, 2002, with no further rights, duties, obligations or liabilities under it to survive. The Settlement Agreement provides that the Company is required to file a motion to approve a stipulation between XO and the Potential Investors lifting the automatic stay resulting from XO's chapter 11 case for the limited purpose of permitting the Potential Investors to deliver a formal notice of termination of the Stock Purchase Agreement pursuant to
Section 6.1 of the agreement. Forstmann Little understands that such motion was filed with the Bankruptcy Court on October 14, 2002. The Company has informed Forstmann Little that the Bankruptcy Court has tentatively scheduled a hearing on the motion discussed above for late October.

         Releases. Upon the Effective Date, XO will release the Potential Investors, each of their current and former affiliates, officers, partners, directors, employees, agents, members, shareholders, controlling persons, attorneys, advisors and other professionals, and the Preferred Stock Designees (as defined below) (collectively, the "Investor Released Parties") from any and all claims, obligations, suits, judgments, damages, demands, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, now existing or hereafter arising, in law, equity or otherwise, arising from or relating in any way whatsoever to XO, any of XO's businesses, the Stock Purchase Agreement, certain prior agreements relating to the purchase or ownership of securities of XO, XO's chapter 11 case, XO's plan of reorganization or XO's disclosure statement with respect to such plan of reorganization or the purchase or sale of XO's equity or debt securities by any person; provided, however, that the release shall not extend to any obligations in respect of telecommunications services provided by or to XO or its subsidiaries in the ordinary course of their business nor to any promise made or obligation assumed in the Settlement Agreement.

         Upon the Effective Date, the Potential Investors will release the Company and each of its current and former affiliates, officers, partners, directors, employees, agents, members, shareholders, controlling persons, attorneys, advisors and other professionals from any and all claims, obligations, suits, judgments, damages, demands, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, now existing or hereafter arising, in law, equity or otherwise, arising from or relating in any way whatsoever to XO, any of XO's businesses, the Stock Purchase Agreement, certain prior agreements relating to the purchase or ownership of securities of XO, XO's chapter 11 case, XO's plan of reorganization or XO's disclosure statement with respect to such plan of reorganization or the purchase or sale of XO's equity or debt securities by any person; provided, however, that the release shall not extend to any obligations in respect of telecommunications services provided by or to XO or its subsidiaries or Telmex or its subsidiaries in the ordinary course of their businesses nor to any promise made or obligation assumed in the Settlement Agreement or to XO's or one of XO's subsidiary's indemnification obligations to the Preferred Stock Designees.

         Waiver of Specific Performance. The Settlement Agreement provides that XO shall not at any time seek specific performance of any obligation under the Stock Purchase Agreement or any other equitable remedy to specifically enforce the terms of the Stock Purchase Agreement.

         Director Removal or Resignation. Upon the Effective Date, Forstmann Little shall directly or indirectly cause its affiliates who hold any shares of Series C Cumulative Convertible Participating Preferred Stock of XO or Series D Convertible Participating Preferred Stock of XO to remove the directors currently serving on XO's board of directors who were designated by such series of preferred stock (the "Preferred Stock Designees"), unless such directors have already tendered their respective resignations. The Settlement Agreement provides that the Preferred Stock Designees shall be entitled to certain indemnification and insurance protections from XO.

         Icahn Consent and Voting Agreement. In connection with the execution of the Settlement Agreement, entites controlled by Carl C. Icahn (the "Icahn Entities"), including entities that hold approximately 85% of XO's senior secured debt and approximately $1.33 billion in principal face amount of XO's senior notes, executed and delivered to the Potential Investors an Acknowledgement, Agreement and Consent. Pursuant to the Acknowledgement, Agreement and Consent, the Icahn Entities consented to the Settlement Agreement and the entry of the Proposed Order, agreed not to take any action that could reasonably be expected to adversely affect the rights of the Potential Investors under the Settlement Agreement or prevent or adversely affect the entry of the Proposed Order, and agreed to support the entry of the Proposed Order. In addition, the Icahn Entities released the Investor Released Parties from all claims relating in any way whatsoever to XO, any of XO's businesses, the Stock Purchase Agreement, certain prior agreements relating to the purchase or ownership of securities of XO, XO's chapter 11 case, XO's plan of reorganization or XO's disclosure statement with respect to such plan of reorganization or the purchase or sale of XO's equity or debt securities by any person. In addition, those Icahn Entities holding any of XO's senior secured debt or senior notes (the "Icahn Debt Holders"), the Potential Investors and FLC XXXI executed a Voting Agreement, pursuant to which the Icahn Debt Holders agreed not to vote for, support or encourage any plan of reoganization that does not contain the terms of the Settlement Agreement.

         No Admission of Fault or Liability. The parties to the Settlement Agreement agreed that neither the execution of the agreement nor compliance with its terms shall constitute an admission of any fault or liability on the part of any such party or its affiliates.

         Termination of Settlement Agreement. XO, the Potential Investors and FLC XXXI each has the right, in its sole discretion, to terminate the Settlement Agreement if (i) the motion seeking the entry of the Proposed Order is denied, (ii) the Proposed Order is granted and later reversed on appeal and such reversal becomes a final and non-appealable, (iii) in the judgment of such party, the Proposed Order has been changed in any manner which deprives, or the Bankruptcy Court or any court to which the Proposed Order may be appealed makes any ruling which has the effect of depriving, such party of any benefit of the agreement or the Proposed Order as attached to the agreement, or (iv) Paragraph 4 of the Proposed Order has been changed, or the Bankruptcy Court or any court to which the Proposed Order may be appealed makes any ruling which has the effect of changing, Paragraph 4 of the Proposed Order in any manner whatsoever from Paragraph 4 in the form of the Proposed Order as attached to the agreement. Each Potential Investor has the right, in its sole discretion, to terminate the Settlement Agreement if (i) a hearing on the motion seeking the entry of the Proposed Order has not been held on or before the 60th calendar day following the date of the agreement, (ii) the Proposed Order has not been granted on or before the 90th calendar day following the date of the agreement, or (iii) there shall have occurred or XO shall have proposed or supported any amendment to Section 8.3, 10.4 or 10.5 of the Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (or the corresponding provisions in any other plan of reorganization in XO's chapter 11 case) that would adversely affect any Investor Released Party.

         The foregoing description of the Settlement Agreement, including any exhibits thereto, is not intended to be complete and is qualified in its entirety by the complete text of the Settlement Agreement, including all exhibits thereto, which is incorporated herein by reference. The Settlement Agreement is filed as Exhibit 28 hereto. The Settlement Agreement in its entirety, including all exhibits thereto, has been filed with the Bankruptcy Court.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

8. Amended and Restated Registration Rights Agreement, dated as of July 6, 2000, between XO (f/k/a NEXTLINK) and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Agreement and Waiver, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII, Equity-VI and FL Fund.*

12. Amendment and Stock Purchase Agreement, dated as of April 25, 2001, by and between XO and the FL Partnerships.*

13. Form of Second Amended and Restated Registration Rights Agreement, dated as of _____, 2001, to be entered into by and between XO and the FL Partnerships.*

14. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

15. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

16. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

17. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

18.  Joint Filing Agreement.*

19. Term Sheet, dated November 28, 2001, among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and XO
     Communications, Inc. *

20. Letter Agreement, dated November 21, 2001, between Telefonos de Mexico, S.A. de C.V. and Forstmann Little & Co. *

21. Letter, dated November 28, 2001, from Telefonos de Mexico, S.A. de C.V. to Forstmann Little & Co. *

22. Stock Purchase Agreement, dated as of January 15, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V. *

23. Form of Stockholders Agreement, dated as of _____, 2002, by and among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout
     Partnership-VIII, L.P., Telefonos de Mexico, S.A. de C.V. and XO Communications, Inc. *

24. Form of Registration Rights Agreement, dated as of _____, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity
     Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V. *

25. Form of Amended and Restated Certificate of Incorporation of XO Communications, Inc. *

26.  Form of Restated Bylaws of XO Communications, Inc. *

27. Letter, dated June 6, 2002, from Fried, Frank Harris, Shriver & Jacobson and Latham & Watkins to Willkie, Farr & Gallagher. *

28. Mutual Release and Settlement Agreement, dated October 13, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity
     Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., FLC XXXI Partnership, L.P. and Telefonos de Mexico, S.A. de C.V.

29. Form of Order Approving Forstmann Little/Telmex Settlement Pursuant to Bankruptcy Rule 9019.

--------
* Previously filed.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2002

                            FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                            EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

                            By:      FLC XXXIII Partnership, L.P.
                                     its general partner

                            By:      /s/ Winston W. Hutchins
                                     -----------------------------------
                                     Winston W. Hutchins,
                                     a general partner

                            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

                            By:      FLC XXXII Partnership, L.P.
                                     its general partner

                            By:      /s/ Winston W. Hutchins
                                     ----------------------------------------
                                     Winston W. Hutchins,
                                     a general partner


                            FL FUND, L.P.

                            By:      FLC XXXI Partnership, L.P.
                                     its general partner

                                  By:  FLC XXXIII Partnership, L.P.
                                         a general partner

                                  By:  /s/ Winston W. Hutchins
                                       --------------------------------------
                                         Winston W. Hutchins,
                                         a general partner


                                       /s/ Theodore J. Forstmann
                                       --------------------------
                                       Theodore J. Forstmann

                                                                 Schedule I
                                                                 ----------

                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

          FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------

          The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.


                           Theodore J. Forstmann
                             Sandra J. Horbach
                            Winston W. Hutchins
                              Thomas H. Lister
                             Jamie C. Nicholls
                              Gordon A. Holmes




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

          FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

          The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

          FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

          FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

          The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes